THE UNITS SUBSCRIBED FOR BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS, AND TRANSFER OF THE UNITS IS RESTRICTED BY THE TERMS OF THE OPERATING AGREEMENT OF HOPSTER'S LLC AND BY APPLICABLE LAW.

**HOPSTER'S LLC
SUBSCRIPTION AGREEMENT**

TO: HOPSTER'S LLC
       292 Centre Street
       Newton, MA 02458

Ladies and Gentlemen:

1.   Subscription. The undersigned (the "Subscriber") hereby irrevocably subscribes for and agrees to purchase for cash such number of Series A-1 Preferred Units (the "Units") of Hopster's LLC, a limited liability company organized under the laws of the Commonwealth of Massachusetts (the "Company"), at a purchase price of $500 per Unit (the "Purchase Price"), upon the terms and conditions set forth in this Agreement (this "Agreement") and the Company hereby irrevocably agrees to sell such Units to Subscriber.

By executing this Agreement, Subscriber acknowledges that Subscriber has received the Amended and Restated Limited Liability Company Operating Agreement of the Company, in the form attached hereto as Exhibit A (the "Operating Agreement"), and any other information requested by Subscriber for Subscriber to make an investment decision. The purchase of the Units involves significant risks, as more fully set forth in the "Risk Factors" described on Exhibit B.

2.   Offering. The Subscriber hereby acknowledges that:

(a)   This offering (this "Offering") is being made to a limited number of potential subscribers who are "accredited investors" as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

(b)   The Units are being offered on behalf of the Company by its officers. No officer of the Company will be paid any commission nor will they receive any direct or indirect remuneration in connection with this Offering.

(c)   The aggregate number of all of the Units to be issued by Company pursuant to this Offering shall not exceed an aggregate purchase price of $1,000,000 unless the Member of the Company otherwise approves.

(d)   The initial purchase and sale of the Units pursuant to this Offering shall take place remotely via the exchange of documents and signatures on the date hereof (the "Initial Closing").

(e)   The Offering may be consummated in one or more closings within the 60 day period following the Initial Closing in accordance with the terms and conditions hereof. In the event there is more than one closing, the term "Closing" shall apply to each such closing unless otherwise specified.

(f)   All Units issued by the Company pursuant to this Offering shall be at the same price per Unit, and otherwise on the same terms and conditions, as those set forth in this Agreement.

3. Purchase Procedures. At each Closing, (a) the Subscriber shall deliver to the Company by wire transfer of immediately available funds, a check made payable to the Company by cancellation or conversion of indebtedness of the Company to Subscriber, or by any combination of such methods the Purchase Price for the purchase of the Units, along with a signed copy of this Agreement and the Operating Agreement, and (b) the Company shall provide countersigned copies of the Agreement and the Operating Agreement to Subscriber.

4. The Business of the Company. The Subscriber hereby acknowledges that the Company is a limited liability company organized under the laws of the Commonwealth of Massachusetts.

5. Risk Factors. The Subscriber understands that an investment in the Company is highly speculative and involves substantial risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Units, including, without limitation, the risk factors identified on Exhibit B (the "Risk Factors").

6. Representations and Warranties of the Company. By executing this Agreement the Company makes the following representations and warranties to the Subscriber as of the date hereof, with the intent and understanding that the Subscriber will rely thereon:

(a) Organization. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority to own and lease its properties, to carry on its business as presently conducted and as presently proposed to be conducted and to carry out the transactions contemplated hereby.

(b) Authorization; Issuance. The execution, delivery and performance by the Company of this Agreement have been duly authorized (or will be duly authorized prior to the issuance of the Units, as applicable) by all requisite limited liability company action by the Company; and this Agreement has been executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) general principles of equity that restrict the availability of equitable remedies. The issuance, sale and delivery of the Units have been duly authorized (or will be duly authorized prior to the issuance of the Units, as applicable) by all requisite corporate action of the Company. The Units, when issued in accordance with the terms of the this Agreement and the Operating Agreement will be validly issued, fully paid and non-assessable units of membership interest of the Company and free from restrictions on transfer other than restrictions on transfer under the Operating Agreement and applicable federal and state securities laws. Assuming the accuracy of the representations of the Subscriber contained in Section 7 hereof, and subject to any required filings with the Securities and Exchange Commission ("SEC") or state securities administrators, the Units will be issued in compliance with all applicable federal and state securities laws.

(c) Capitalization of the Company. The Company is authorized to issue: (i) 9,000 common units (the "Common Units"), 5,000 of which are issued and outstanding as of immediately prior to the Initial Closing; and (ii) 4,000 Preferred Units, of which 2,000 have been designated Series A-1 Preferred Units, none of which are outstanding as of immediately prior to the Initial Closing, and 2,000 have been designated Series A-2 Preferred Units, none of which are outstanding as of immediately prior to the Initial Closing.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby will not breach, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, (i) any agreement, instrument or obligation or other arrangement to which the Company is a party or by which the Company or any of its properties or assets may be bound, (ii) any provision of the Company's Certificate of Organization or Operating Agreement, or (iii) any legal requirement applicable to the Company. Subject to applicable federal and state securities laws, no consent or authorization of any governmental authority or any other person or entity is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement, the authorization and issuance of the Units, or the consummation by the Company of the transactions contemplated hereby and thereby.

(e)   No Finders. No agent, broker, investment banker, person, entity or firm acting on behalf of the Company or any member, manager or officer of the Company or under the authority of the Company is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

7.   Representations and Warranties of the Subscriber. By executing this Agreement, the Subscriber makes the following representations, declarations, warranties and covenants to the Company as of the date hereof, with the intent and understanding that the Company will rely thereon:

(a)   The Subscriber acknowledges that he has based his decision to invest on the information contained in this Agreement and the Operating Agreement, and has not been furnished with any other offering literature or prospectus.

(b)   The Subscriber acknowledges that Subscriber has read, understood and is familiar with the Risk Factors contained herein, is familiar with the nature of risks attending investments of this type, has determined that a purchase of the Units is consistent with Subscriber's investment objectives and reasonable in relation to the Subscriber's net worth and financial needs.

(c)   The Subscriber specifically acknowledges that he obtained the advice of his tax advisor to the extent the Subscriber deems necessary and to his satisfaction regarding the tax implications of an investment in the Units.

(d)   The Subscriber represents and warrants that he is acquiring the Units for his own account as principal for investment and not with a view to resale or distribution and that the Subscriber will not sell or otherwise transfer the Units except in accordance with applicable securities laws.

(e)   The Subscriber has the requisite knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company, and has determined that such an investment is a suitable investment.

(f)   The Subscriber represents and warrants that he is able to bear the economic risk of losing his entire investment in the Units.

(g)   The Subscriber represents and warrants that (i) he has adequate means of providing for his current needs and contingencies, (ii) he has no need for liquidity in his investment in the Units, (iii) he maintains his principal place of business at the address shown on the signature page hereto, (iv) all of his investments in and commitments to non-liquid investments are, and after his purchase of the Units will be, reasonable in relation to his net worth and current needs, and (v) the financial information provided by him accurately reflects his financial condition, with respect to which he does not anticipate any material adverse changes.

(h)   The Subscriber understands that the Units have not been registered under the Securities Act, or the securities laws of any state and, as the result thereof, are subject to substantial restrictions on transfer.

(i)   The Subscriber has been advised and is aware that there is no public market for the Units, nor is one expected to develop in the near future. The Subscriber agrees and understands that he will not sell or otherwise transfer any Units or any interest therein except in compliance with the applicable provisions of the Operating Agreement and, if requested by the Company, the Subscriber provides the Company with an opinion of counsel which is satisfactory to the Company (both as to the issuer of the opinion and the form and substance thereof) in the exercise of its reasonable discretion that the Units may be transferred in reliance on an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws.

(j)   The Subscriber acknowledges that all material documents, records and books pertaining to this investment have, on his oral or written request, been made available to the Subscriber and to his advisors.

(k)   The Subscriber acknowledges that the Company has made available to the Subscriber the opportunity to ask questions of, and receive answers from, the Company concerning the purchase of the Units and to obtain any additional information, to the extent that the Company possesses such information, or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information given to the Subscriber or otherwise to make an informed investment decision.

(l)   The Subscriber understands that the Units are being offered and sold in reliance on specific exemptions from the registration requirements of federal and certain state securities laws and that the Company and controlling persons thereof are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings set forth herein in order to determine the applicability of such exemptions and the suitability of the Subscriber to acquire the Units.

(m)   The Subscriber is an "accredited investor" as that term is defined in Regulation D of the Securities Act.

(n)   The Subscriber represents and warrants that: (i) neither the Subscriber nor, to the extent it has them, any of its shareholders, members, managers, general or limited partners, directors, affiliates or executive officers (collectively with the Subscriber, the "Subscriber Covered Persons"), are subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3); (ii) the Subscriber has exercised reasonable care to determine whether any Subscriber Covered Person is subject to a Disqualification Event; and (iii) the purchase of the Units by the Subscriber will not subject the Company to any Disqualification Event.

The Subscriber understands the meaning and legal consequences of the foregoing representations and warranties, which are made for the purpose of qualifying such Subscriber as a suitable subscriber. The Subscriber certifies that each of the representations and warranties set forth in this Section 7 is true and correct as of the date hereof and shall survive such date. The Subscriber understands that a false representation may constitute a violation of law and any person who suffers damage as a result of a false representation may have a claim against the Subscriber for damages. The Subscriber understands that the Company has the right to request additional information or corroboration.

8.   Indemnification. The Subscriber acknowledges and understands the meaning of the representations made by it in this Agreement and hereby agrees to indemnify and hold harmless the Company and all persons deemed to be in control of the Company from and against any and all loss, costs, expenses, damages, and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a material breach by the Subscriber of any such representations. All representations shall survive the delivery of this Agreement and the purchase by the Subscriber of the Units. The Company hereby agrees to indemnify and hold harmless the Subscriber from and against any and all loss, costs, expenses, damages, and liabilities (including, without limitation, court costs and attorneys' fees) arising out of or due to a material breach by the Company of any representations and warranties set forth in this Agreement. All representations and warranties shall survive the acceptance of this Agreement by the Company and the purchase by the Subscriber of the Units.

9.   Confidentiality. The Subscriber agrees that all information contained in this Agreement and all other proprietary information that the Subscriber has received or will receive from or as a security holder of the Company will be held by the Subscriber in the strictest confidence. Such information will not be used by the Subscriber for any purpose other than as a security holder in the Company and will not be disclosed to any other person by the Subscriber. The foregoing obligations shall not apply to any information that Subscriber demonstrates (i) is or becomes generally known to the public without breach by Subscriber of any obligation owed to the Company, (ii) was known to the Subscriber on a nonconfidential basis prior to its disclosure by the Company without breach by Subscriber of any obligation owed to the Company, or (iii) is received from a third party without breach of any obligation owed to the Company by such third party. Moreover, Subscriber may disclose any information if Subscriber is compelled by law or governmental authorities to do so.

10.   Notices. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the seventh day after the posting thereof; (c) sent by a nationally recognized overnight courier, on the next business day after deposit thereof, or (d) faxed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: with a required copy to:

Hopster's LLC   Morgan, Lewis & Bockius LLP
292 Centre Street   One Federal Street
Newton, MA 02458   Boston, MA 02110
Attention: Chief Executive Officer   Attention: Gitte Blanchet, Esq.

If to Subscriber, to Subscriber's address as shown on the signature page hereto.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11.   Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its conflicts of law principles.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE COMMONWEALTH OF MASSACHUSETTS AND NO OTHER PLACE AND IRREVOCABLY

AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 OF THIS AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

12. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Agreement may be executed by pdf, facsimile and/or electronic signature and in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the capital stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Units shall be immediately subject to this Agreement, to the same extent that the Units, immediately prior thereto, shall have been covered by this Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m)   The representations and warranties of the Company and the Subscriber contained herein shall survive the execution and delivery of this Agreement and the purchase by the Subscriber of the Units.

[Remainder of page intentionally left blank]

HOPSTER'S LLC
SIGNATURE PAGE TO
SUBSCRIPTION AGREEMENT

The undersigned, desiring to purchase the Units of Hopster's LLC (the "<u>Company</u>"), by executing this Signature Page, hereby adopts and agrees to all of the terms, conditions and representations applicable to the undersigned in the Subscription Agreement and further authorizes the Company to attach this Signature Page to the Subscription Agreement in order to make the undersigned a party to such agreement.

I subscribe for ____[SHARES]____ Series Preferred A-1 Units of the Company for the aggregate purchase price of $____[AMOUNT]____, and enclosed is a check for such amount or wire transfer of immediately available funds has been initiated for such amount.

[Signature Page Continues on Next Page]

COMPANY:

Hopster's LLC, a Massachusetts limited liability company

Founder Signature

Name: Karen Cooper

Title: Owner

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

EXHIBIT A

Operating Agreement

[See Attached]

EXHIBIT B

RISK FACTORS

RISKS RELATING TO THE COMPANY'S BUSINESS

Any projections of future performance provided to you may prove to be incorrect.
The financial projections of the Company and projections relating to the future market for the Company's potential products are based upon current assumptions as to future events and conditions which the Company believes to be reasonable as of the date thereof, but which are inherently uncertain and unpredictable. The assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such difference may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

The Company is dependent on its management, founders and sponsors.
The Company is dependent on its management, founders and sponsors to execute its business plan. The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Factual statements have not been independently verified.
No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Agreement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

The Company's brew pubs could have licensing, legal or regulatory problems.
Some or all of the Brew Pubs could lose their licenses or be unable to acquire licenses to sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensed premises in the various jurisdictions in which Brew Pubs are located or may be located, with a material adverse effect on the Company's financial results and on your investment.

A disruption in brewing activities could have a material adverse effect on the Company.
A prolonged disruption to brewing activities (e.g., due to fire, industrial action or any other cause) at its brewing site could have a material adverse effect on the Company's ability to brew its products. This could have a material adverse effect on the Company's financial results and on your investment.

The cost of establishing and operating the brew pubs may be higher than expected.
The costs of establishing and operating the Brew Pubs may be higher than expected. Although management of the Company has undertaken projections and opened and ran a smaller location, costs may be greater in the U.S. locations and may increase as a result of economic or other factors beyond the

Company's control, with a resulting material adverse effect on the Company's financial results and on your investment.

Changes in the economy could have a detrimental impact.
Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on beer and/or alcohol consumption and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Increased costs could affect the company.
An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

RISKS RELATING TO THE COMPANY'S EQUITY SECURITIES

An investment in the Company is speculative.
Subscribers of the Units offered hereby may not realize a return on their investment and could lose their investment. Subscribers should carefully review this Agreement and these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Units offered hereby.

Subscribers of the Units offered hereby may have to bear the risk of their investment for an indefinite period of time since there are substantial restrictions on their resale.
The Units offered hereby have not been registered under the Securities Act or any state securities or blue-sky law and constitute "restricted securities" under applicable federal securities laws. As a result, Subscribers of the Units offered hereby may not sell or otherwise transfer those Units except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to an exemption therefrom. By investing in the Units offered hereby, you are agreeing to significant restrictions on the liquidity of your Units for the foreseeable future. As a result of all of these restrictions, Subscribers of the Units offered hereby must bear the economic risks of their investment for an indefinite period of time. An investment in the Company is suitable only for sophisticated Subscribers who can afford to bear the risk of a complete loss of such investment. A purchase of the Units should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment.

The Company may incur debt.
The Company may incur debt secured by the land and/or the assets of its brewery to open other locations, and it may incur debt (including secured debt) in connection with opening and/or operating Brew Pubs. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

The Units offered hereby may be diluted by future issuances of Units of the Company with superior rights.

It is anticipated that the Company will need additional rounds of financing for future anticipated expansion. Additional funding would likely adversely affect the current equity owners by diluting their equity interests in the Company. The Company cannot guarantee that the necessary funds will be made available to the Company. Thus, there is no assurance that the Company will be able to continue to develop and fully implement its marketing plan nor continue to operate if the necessary funding is not available.

The Company has broad discretion in the application of the proceeds from the sale of Units.
The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The foregoing risk factors do not purport to be a complete enumeration or explanation of the risks involved in an investment in the Company. Prospective investors are urged to consult their own advisors before deciding to invest in the Company.